December 13, 2005
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
Form 8-K filed November 11, 2005
File No. 000-28274
Dear Ms. Collins:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated November 30, 2005, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
1.	Clarify for us the three deliverable elements in the material arrangement with the major consumer products company referred to in the Company’s response to our prior comment no. 1.

We have identified the following three deliverable elements in the contract:

Contact Center Services. Includes processing of inbound product information requests, providing description of product features and handling of customer account inquires and related matters.

Fulfillment Services. Includes managing our Client’s vendor relationship related to sales order processing, payment processing, inventory control, product delivery and product returns handling.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Infrastucture Services (including Application Support and Managed Services). Includes monitoring and supporting the IT and telecommunications infrastructure and providing application services such as maintenance, enhancement, development, compliance changes and testing of the customer contact tracking system used in providing Contact Center Services and Fulfillment Services.
Explain why the identification of the deliverable elements required “significant judgment and complex estimation.” Clarify for us how the Company determined that the fair value of each element. Cite the specific authoritative literature applied by the Company in your response. We may have further comments.
The identification of the three deliverables elements mentioned above required evaluation of the contract terms to determine the extent that each delivered item met the conditions to be treated as a separate unit for accounting purposes. The phrase “significant judgment and complex estimation” included in our initial response was intended to refer to the thorough evaluation of the contract. This phrase was not intended to imply that the accounting was so complex as to affect the Company’s ability to identify the deliverable elements or determine the fair value of those elements. Using guidance in applicable accounting standards, including SEC Staff Accounting Bulletin (“SAB”) No. 101 (SAB 101), “Revenue Recognition in Financial Statements", SAB 104, “Revenue Recognition", and the Emerging Issues Task Force (“EITF”) No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables", the Company determined that the three identified deliverable elements were considered separate units for revenue recognition purposes because all of the following conditions were met (EITF 00-21, par. 9):
a)	The deliverable items each have value to the Client on a standalone basis since each of these services can be and are sold separately by any vendor, including the Company.

b)	There is objective and reliable evidence of the fair value of the undelivered items relating to the Contact Center Services and the Fulfillment Services. The amounts allocated to these services are based upon the price offered separately for each of these deliverable elements by the Company for similar services to other unrelated clients. However, there is no such objective and reliable evidence of fair value for the Infrastructure Services, so the Company used the residual method of accounting (as defined in EITF 00-21, par. 12) to determine the amount of the total contractual fee to allocate to these services. Under this method, the total contractual consideration is allocated first to the undelivered elements, based on their known fair values, with the remainder

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000 being allocated to the Infrastructure Services. Once we determined the allocation of revenue between deliverable elements, based on the fair value of those deliverables, there were no further changes in the revenue allocation.

c)	There is no general right of return for the deliverable elements, which primarily represent services provided by the Company as outlined in the contract. Therefore, the delivered elements are considered on a separate basis for accounting purposes.
Tell us how the Company determined the fee for each element was fixed and determinable.
The portion of the fees for each element not subject to change is considered to be fixed and determinable. This means there are no penalty or bonus clauses, customer rights of return or cancellation clauses that can change the amount of the fee.
The portion of the fees for each element that are subject to change due to potential penalties as a result of the failure to meet certain minimum service level requirements is not considered to be fixed and determinable and is deferred until the time that it becomes fixed and determinable. The contractual service level requirements specify the performance standard and service quality levels which include the percentage of telephone calls answered, the average speed of answer, the quality of telephone contact handling, the availability of the system, the average speed to resolve system problems and critical deliverables. Failure to achieve these service level requirements can result in penalties to the Company. If all service level metric information is available, penalties, if any, are calculated for any service level shortfalls based on the specific quantifiable contractual terms and deducted from revenue recognized for the period. We invoice the Client the amount of revenue, net of the known, quantifiable penalties. In the unusual circumstances where the applicable service level metric information is not known and quantifiable at the time the invoice is prepared, we defer the maximum at risk revenue related to these services, as calculated in accordance with discrete contract terms, in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” until the result of the service level metric information subsequently becomes known.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

2.	Clarify for us, the fact and circumstances underlying the Company’s decision to restate deferred revenues for the years ended December 31, 2003 and December 31, 2004, or the quarters ended March 31, 2005 and June 30, 2005. Tell us how you determined that this restatement will have no impact on revenues, given the significance of the amounts reclassified to current liabilities at each balance sheet date (i.e. given that $19 million was reclassified to current liabilities at December 31, 2003, the Staff would assume that this reclassification would result in additional revenues of $19 million during the fiscal year ending December 31, 2004). We may have further comments.

During the review of the Form 10-Q for the third quarter 2005, the Company identified a potential error in the classification of deferred revenue with regard to the Sykes Canada Roadside Assistance programs, which should have been classified as current liabilities on the Company’s Consolidated Balance Sheets. As a result, the Company performed a review of its major contracts for the Roadside Assistance programs and determined that the deferred revenue associated with these programs should be classified as a current liability in the Company’s consolidated balance sheets. Historically, the Company has properly recognized revenue from these services in the period the services are performed, but the classification of the deferred revenue in the balance sheet has historically been incorrect.

The basis for this determination involved two primary factors. First, several of the Roadside Assistance contracts provide for the payment of up-front fees for services to be performed during the next ensuing twelve month period. Second, those contracts that provide for the payment of up-front fees for multiple years of service contain cancellation and refund provisions whereby the manufacturers or customers can terminate the contracts and demand pro-rata refunds of the up-front fees with short notice. The Company has determined that the up-front fees associated with services to be provided over the next ensuing twelve month period should be classified as current in accordance with Accounting Research Bulletin, “ARB” No. 43, “Restatement and Revision of Accounting Research Bulletins”.

Similarly, the Company has determined that up-front fees received in connection with contracts that contain pro-rata refund provisions should also be classified as current since such contract provisions represent a current call on cash. Given the materiality of the balances, the reclassification of deferred revenues to current liabilities is considered a correction of an error to prior periods in accordance with APB 20, “Accounting Changes”.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Since the corrections to the consolidated balance sheets for the reclassification of deferred revenues were determined to be material to the consolidated financial statements, on November 23, 2005, the Company filed its Form 10-Q for the quarter ended September 30, 2005 reflecting the restatement of deferred revenues as of December 31, 2004 and will file an amended Form 10-K for the year ended December 31, 2004 and amended Form 10-Q’s for the quarters ended March 31, 2005 and June 30, 2005. The decision to restate the previously issued financial statements has been discussed with the Company’s independent registered public accounting firm.

3.	Clarify for us, when the Company intends to file the restated financial statements. Please note that we may have further comments after you file the restated financial statements. In addition, we remind you that when you file the restated documents, you should appropriately address the following:
•	An explanatory paragraph in the reissued audit opinion,

•	Full compliance with APB 20, paragraphs 36 and 37

•	Fully update all affected portions of the document, including MD&A,

•	Selected financial data and quarterly financial data,

•	Updated certifications

•	Updated Item 9A disclosures should include the following:
•	A discussion of the restatement and the facts and circumstances surrounding it,

•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	Changes to internal controls over financial reporting, and

•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
The Company intends to file the restated consolidated financial statements, to incorporate the items you mentioned in comment 3 above, as of December 31, 2003 and December 31, 2004, and as of the quarters ended March 31, 2005 and June 30, 2005 as soon as practicable. The restated consolidated financial statements will include an explanatory statement to describe that on November 11, 2005, the Company determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets. The explanatory statements, revised Item 9 of Part II of the Form 10-K/A, revised Item 4 of Part II of Forms 10-Q/A and the related restatement note 2 of the consolidated financial statements are attached for your review.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut
Senior Vice President and Chief Financial Officer

cc: Megan Akst, Staff Accountant, U.S. Securities and Exchange Commission

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

EXPLANATORY STATEMENT
     On November 11, 2005, Sykes Enterprises, Incorporated (the “Company”) determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued consolidated financial statements for the years ended December 31, 2003 and thereafter have been restated to correct the classification of deferred revenue and the related deferred income taxes.
     This Amendment No. 1 on Form 10-K/A which amends and restates the Company’s Form 10-K for the year ended December 31, 2004, initially filed with Securities and Exchange Commission (the “SEC”) on March 23, 2005 (the “Original Filing”), is being filed to reflect the restatement of the consolidated financial statements and other financial information of the Company for the years ended December 31, 2004 and 2003. The Company reclassified $19.0 million and $19.0 million of “deferred revenue” from long-term liabilities to current liabilities as of December 31, 2004 and 2003, respectively. Additionally, the Company reclassified $3.9 million and $4.5 million of deferred revenue from “other accrued expenses and current liabilities” to “deferred revenue” in current liabilities as of December 31, 2004 and 2003, respectively. Finally, the Company reclassified $2.1 million and $1.6 million of the related “deferred income taxes’ from long-term assets to current assets as of December 31, 2004 and 2003, respectively. See Note 2 to the consolidated financial statements for further details.
     For the convenience of the reader, this Form 10-K/A sets forth the Original Filing in its entirety. This Form 10-K/A includes such restated consolidated financial statements and related notes thereto for the years ended December 31, 2004, 2003 and 2002 and other information related to such restated consolidated financial statements, including revisions to Item 6 of Part II, Selected Financial Data, Item 9A of Part II, Controls and Procedures, and Item 15 of Part IV, Exhibits and Financial Statement Schedule. Except for these revisions, no other information included in the original report on Form 10-K is amended by this Form 10-K/A. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. Pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filing has been amended to include an updated report and consent of the Company’s independent registered public accounting firm and certifications re-executed as of the date of this Form 10-K/A from the Company’s Chief Executive Officer and Chief Financial Officer. The certifications of the Chief Executive Officer and Chief Financial Officer are included in this Form 10-K/A as Exhibits 31.1, 31.2, 32.1 and 32.2.
     Except for the foregoing amended information, this Form 10-K/A continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to the Company after the date of the Original Filing (other than the restatement), and such forward looking statements should be read in their historical context.

Note 2 — Restatement
     On November 11, 2005, the Company determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued financial statements for the year ended December 31, 2003 and 2004 have been restated to correct the classification of deferred revenue and the related deferred income taxes.
     Net Cash provided by Operating Activities for the years ended December 31, 2004, 2003 and 2002 was not impacted by the corrections of deferred revenue and the related deferred income taxes. However, cash flows related to the correction of the deferred income taxes of $0.5 million, $1.6 million and $0.4 million have been reclassified within operating cash flows from Prepaid expenses and other current assets to Deferred charges and other assets for the years ended December 31, 2004, 2003 and 2002, respectively.
      A summary of the effects of the restatement on the Balance Sheet as of December 31, 2004 and 2003 is presented below (in thousands):

		December 31, 2004			December 31, 2003
	As			As
	Previously	Adjustments	As	Previously	Adjustments	As
	Reported		Restated	Reported		Restated

Cash and cash equivalents	$93,868		$93,868	$92,085		92,085
Receivables, net	90,661		90,661	82,415		82,415
Prepaid expenses and other
current assets	9,126	$2,093	11,219	11,813	$1,615	13,428
Assets held for sale	9,742		9,742	—		—

Total current assets	203,397	2,093	205,490	186,313	1,615	187,928

Property and equipment, net	82,891		82,891	107,194		107,194
Goodwill, net	5,224		5,224	5,085		5,085
Deferred charges and other
assets	21,014	(2,093)	18,921	19,583	(1,615)	17,968

	$312,526	$—	$312,526	$318,175	$—	$318,175

Current installments of
Long-term debt	$—		$—	$87		$87
Accounts payable	13,693		13,693	17,706		17,706
Accrued employee
compensation and benefits	30,316		30,316	30,869		30,869
Deferred grants related to
Assets held for sale	6,740		6,740	—		—
Income taxes payable	2,965		2,965	4,921		4,921
Deferred revenue	—	$22,952	22,952	—	$23,507	23,507
Other accrued expenses and
current liabilities	13,284	(3,898)	9,386	14,226	(4,508)	9,718

Total current liabilities	66,998	19,054	86,052	67,809	18,999	86,808
Deferred grants	13,921		13,921	27,369		27,369
Deferred revenue	19,054	(19,054)	—	19,835	(18,999)	836
Other long-term liabilities	2,518		2,518	2,330		2,330

Total liabilities	102,491	—	102,491	117,343	—	117,343
Total shareholders’ equity	210,035	—	210,035	200,832	—	200,832

	$312,526	$—	$312,526	$318,175	$—	$318,175

Item 9A. Controls and Procedures
Disclosure Controls and Procedures
     As of December 31, 2004, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a — 15(e) under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s evaluation of the effectiveness of the design and operation of disclosure controls and procedures, including the identification of a material weakness in the Company’s internal control over financial reporting, lead the Company to conclude that as of December 31, 2004, our disclosure controls and procedures were not effective at the reasonable assurance level.
Management’s Report On Internal Control Over Financial Reporting (as revised)
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In the Company’s 2004 annual report on Form 10-K, filed on March 23, 2005, management of the Company included Management’s Report on Internal Control Over Financial Reporting, which expressed a conclusion by management that as of December 31, 2004, the Company’s internal control over financial reporting was effective. As a result of the restatement of its financial statements, as described further in Note 2 to the consolidated financial statements, management has concluded that a material weakness in internal control over financial reporting existed as of December 31, 2004 and, accordingly, has revised its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.
     A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Due to the circumstances described in Note 2 to the consolidated financial statements, management has concluded that a material weakness existed in the Company’s design of the existing controls as of December 31, 2004 as defined under standards established by the Public Company Accounting Oversight Board. Specifically, the material weakness related to the Company’s design of controls surrounding the review of non-U.S. non-routine contracts to ensure that such contracts are recorded in accordance with generally accepted accounting principles in the United States. In making this assessment, the Company used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this identified material weakness, an error in accounting for the classification of deferred revenue, as more fully explained in Note 2 to the Consolidated Financial Statements, as of December 31, 2004 occurred and was not detected by the Company. As a result, we performed additional reviews and analysis to ensure the consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.
     We determined that, because of the material weakness described above, as of December 31, 2004, the Company’s internal control over financial reporting was not effective, solely as a result of the material weakness described above.

     Our independent registered public accounting firm has issued its attestation report on our revised assessment of our internal control over financial reporting.
Changes In Internal Control Over Financial Reporting
     There were no significant changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As previously described, in 2005, the Company identified a material weakness in the Company’s internal control over financial reporting and, as described below, the Company will make changes to its internal control over financial reporting during the fourth quarter of 2005 that are intended to remediate such weakness, including the establishment of additional controls to improve the design of internal controls with respect to accounting for non-U.S. non-routine contracts.
     Specifically, the proposed changes will include a more formal process to document and review the terms and conditions of all significant contracts, including non-U.S. non-routine contracts, to ensure that such contracts are recorded in accordance with accounting principles generally accepted in the United States. This process will be completed at the inception of the contract and monitored during the term of the contract to ensure all and any changes to the contract are accounted for appropriately.
     Management believes that this change in the design of internal controls will strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will remediate the material weakness that the Company identified in its internal control over financial reporting as of December 31, 2004. We have discussed this material weakness and our remediation program with our Audit Committee.

EXPLANATORY STATEMENT
On November 11, 2005, Sykes Enterprises, Incorporated (the “Company”) determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued condensed consolidated financial statements for the quarter ended March 31, 2005 and year ended December 31, 2004 have been restated to correct the classification of deferred revenue and the related deferred income taxes.
This Amendment No. 1 on Form 10-Q/A which amends and restates the Company’s Form 10-Q for the quarter ended March 31, 2005, initially filed with Securities and Exchange Commission (the “SEC”) on May 9, 2005 (the “Original Filing”), is being filed to reflect the restatement of the condensed consolidated financial statements and other financial information of the Company for the quarter ended March 31, 2005. The Company reclassified $19.2 million and $19.0 million of “deferred revenue” from long-term liabilities to current liabilities as of March 31, 2005 and December 31, 2004, respectively. Additionally, the Company reclassified $3.9 million and $3.9 million of deferred revenue from “other accrued expenses and current liabilities” to “deferred revenue” in current liabilities as of March 31, 2005 and December 31, 2004, respectively. Finally, the Company reclassified $2.1 million and $2.1 million of the related “deferred income taxes” from long-term assets to current assets as of March 31, 2005 and December 31, 2004, respectively. See Note 2 to the condensed consolidated financial statements for further details.
For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. This Form 10-Q/A includes such restated condensed consolidated financial statements and related notes thereto for the quarter ended March 31, 2005 and other information related to such restated condensed consolidated financial statements, including revisions to Item 4 of Part II, Controls and Procedures and Item 6 of Part II, Exhibits. Except for these revisions, no other information included in the original report on Form 10-Q is amended by this Form 10-Q/A. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. Pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to include a letter of awareness from the Company’s independent registered public accounting firm and certifications re-executed as of the date of this Form 10-Q/A from the Company’s Chief Executive Officer and Chief Financial Officer. The certifications of the Chief Executive Officer and Chief Financial Officer are included in this Form 10-Q/A as Exhibits 31.1, 31.2, 32.1 and 32.2.
Except for the foregoing amended information, this Form 10-Q/A continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to the Company after the date of the Original Filing (other than the restatement), and such forward looking statements should be read in their historical context.

Note 2— Restatement
On November 11, 2005, the Company determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued financial statements for the quarter ended March 31, 2005 and year ended December 31, 2004 have been restated to correct the classification of deferred revenue and the related deferred income taxes.
A summary of the effects of the restatement as of March 31, 2005 and December 31, 2004 is presented below (in thousands):

		March 31, 2005			December 31, 2004
	As			As
	Previously	Adjustments	As	Previously	Adjustments	As
	Reported		Restated	Reported		Restated

Cash and cash equivalents	$97,858		$97,858	$93,868		$93,868
Receivables, net	87,911		87,911	90,661		90,661
Prepaid expenses and other
current assets	10,432	$2,085	12,517	9,126	$2,093	11,219
Assets held for sale	6,394		6,394	9,742		9,742

Total current assets	202,595	2,085	204,680	203,397	2,093	205,490

Property and equipment, net	80,181		80,181	82,891		82,891
Goodwill, net	5,815		5,815	5,224		5,224
Intangibles, net	2,305		2,305	—		—
Deferred charges and other
assets	20,992	(2,085)	18,907	21,014	(2,093)	18,921

	$311,888	$—	$311,888	$312,526	$—	$312,526

Accounts payable	$11,861		$11,861	$13,693		$13,693
Accrued employee
compensation and benefits	30,445		30,445	30,316		30,316
Deferred grants related to
Assets held for sale	4,411		4,411	6,740		6,740
Income taxes payable	2,739		2,739	2,965		2,965
Deferred revenue	—	$23,100	23,100	—	$22,952	22,952
Other accrued expenses and
current liabilities	14,563	(3,860)	10,703	13,284	(3,898)	9,386

Total current liabilities	64,019	19,240	83,259	66,998	19,054	86,052
Deferred grants	15,767		15,767	13,921		13,921
Deferred revenue	19,240	(19,240)	—	19,054	(19,054)	—
Other long-term liabilities	2,345		2,345	2,518		2,518

Total liabilities	101,371	—	101,371	102,491	—	102,491
Total shareholders’ equity	210,517	—	210,517	210,035	—	210,035

	$311,888	$—	$311,888	$312,526	$—	$312,526

Item 4 — Controls and Procedures
As of March 31, 2005, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a — 15(e) under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s evaluation of the effectiveness of the design and operation of disclosure controls and procedures, including the identification of a material weakness in the Company’s internal control over financial reporting, lead the Company to conclude that as of March 31, 2005, our disclosure controls and procedures were not effective at the reasonable assurance level.
The Company has concluded that the deferred revenue classification error, as described in Note 2 to the Condensed Consolidated Financial Statements, was primarily the result of a failure in the design of the existing controls surrounding the review of non-U.S. non-routine contracts to ensure that such contracts are recorded in accordance with generally accepted accounting principles in the United States. The Company has concluded that this deficiency in internal controls constitutes a “material weakness,” as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2. As a result of the identified material weakness, the Company performed additional reviews and analysis to ensure its consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.
There were no significant changes in our internal controls over financial reporting during the quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As described above, the Company identified a material weakness in the Company’s internal control over financial reporting and, as described below, the Company will make changes to its internal control over financial reporting during the fourth quarter of 2005 that are intended to remediate such weakness, including the establishment of additional controls to improve the design of internal controls with respect to accounting for non-U.S. non-routine contracts.
Specifically, the proposed changes will include a more formal process to document and review the terms and conditions of all significant contracts, including non-U.S. non-routine contracts, to ensure that such contracts are recorded in accordance with accounting principles generally accepted in the United States. This process will be completed at the inception of the contract and monitored during the term of the contract to ensure all and any changes to the contract are accounted for appropriately.
Management believes that this change in the design of internal controls will strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will remediate the material weakness that the Company identified in its internal control over financial reporting as of March 31, 2005. We have discussed this material weakness and our remediation program with our Audit Committee.

EXPLANATORY STATEMENT
On November 11, 2005, Sykes Enterprises, Incorporated (the “Company”) determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued condensed consolidated financial statements for the quarter ended June 30, 2005 and year ended December 31, 2004 have been restated to correct the classification of deferred revenue and the related deferred income taxes.
This Amendment No. 1 on Form 10-Q/A which amends and restates the Company’s Form 10-Q for the quarter ended June 30, 2005 initially filed with Securities and Exchange Commission (the “SEC”) on August 9, 2005 (the “Original Filing”), is being filed to reflect the restatement of the condensed consolidated financial statements and other financial information of the Company for the quarter ended June 30, 2005. The Company reclassified $20.5 million and $19.0 million of “deferred revenue” from long-term liabilities to current liabilities as of June 30, 2005 and December 31, 2004, respectively. Additionally, the Company reclassified $4.1 million and $3.9 million of deferred revenue from “other accrued expenses and current liabilities” to “deferred revenue” in current liabilities as of June 30, 2005 and December 31, 2004, respectively. Finally, the Company reclassified $2.1 million and $2.1 million of the related “deferred income taxes” from long-term assets to current assets as of June 30, 2005 and December 31, 2004. See Note 2 to the condensed consolidated financial statements for further details.
For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. This Form 10-Q/A includes such restated condensed consolidated financial statements and related notes thereto for the quarter ended June 30, 2005 and other information related to such restated condensed consolidated financial statements, including revisions to Item 4 of Part II, Controls and Procedures and Item 6 of Part II, Exhibits. Except for these revisions, no other information included in the original report on Form 10-Q is amended by this Form 10-Q/A. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. Pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to include a letter of awareness from the Company’s independent registered public accounting firm and certifications re-executed as of the date of this Form 10-Q/A from the Company’s Chief Executive Officer and Chief Financial Officer. The certifications of the Chief Executive Officer and Chief Financial Officer are included in this Form 10-Q/A as Exhibits 31.1, 31.2, 32.1 and 32.2.
Except for the foregoing amended information, this Form 10-Q/A continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to the Company after the date of the Original Filing (other than the restatement), and such forward looking statements should be read in their historical context.

Note 2— Restatement
On November 11, 2005, the Company determined that certain deferred revenues should be classified as current liabilities rather than long-term liabilities in the Company’s Consolidated Balance Sheets as of December 31, 2003 and thereafter. The deferred revenues relate to various contracts in the Company’s Canadian roadside assistance program for which the Company is prepaid for roadside assistance services that are generally carried out over a twelve-month or longer period. Accordingly, previously issued financial statements for the quarter ended June 30, 2005 and year ended December 31, 2004 have been restated to correct the classification of deferred revenue and the related deferred income taxes.
A summary of the effects of the restatement as of June 30, 2005 and December 31, 2004 is presented below (in thousands).

	June 30, 2005			December 31, 2004
	As			As
	Previously	Adjustments	As	Previously	Adjustments	As
	Reported		Restated	Reported		Restated

Cash and cash equivalents	$109,114		$109,114	$93,868		$93,868
Receivables, net	83,244		83,244	90,661		90,661
Prepaid expenses and other current assets	9,800	$2,066	11,866	9,126	$2,093	11,219
Assets held for sale	3,987		3,987	9,742		9,742

Total current assets	206,145	2,066	208,211	203,397	2,093	205,490

Property and equipment, net	76,678		76,678	82,891		82,891
Goodwill, net	5,783		5,783	5,224		5,224
Intangibles, net	2,180		2,180	—		—
Deferred charges and other assets	22,863	(2,066)	20,797	21,014	(2,093)	18,921

	$313,649	$—	$313,649	$312,526	$—	$312,526

Accounts payable	$15,542		$15,542	$13,693		$13,693
Accrued employee compensation and benefits	28,667		28,667	30,316		30,316
Deferred grants related to Assets held for sale	2,182		2,182	6,740		6,740
Income taxes payable	2,461		2,461	2,965		2,965
Deferred revenue	—	$24,541	24,541	—	$22,952	22,952
Other accrued expenses and current liabilities	15,867	(4,055)	11,812	13,284	(3,898)	9,386

Total current liabilities	64,719	20,486	85,205	66,998	19,054	86,052
Deferred grants	16,964		16,964	13,921		13,921
Deferred revenue	20,486	(20,486)	—	19,054	(19,054)	—
Other long-term liabilities	2,175		2,175	2,518		2,518

Total liabilities	104,344	—	104,344	102,491	—	102,491
Total shareholders’ equity	209,305	—	209,305	210,035	—	210,035

	$313,649	$—	$313,649	$312,526	$—	$312,526

Item 4 — Controls and Procedures
As of June 30, 2005, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a — 15(e) under the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s evaluation of the effectiveness of the design and operation of disclosure controls and procedures, including the identification of a material weakness in the Company’s internal control over financial reporting, lead the Company to conclude that as of June 30, 2005, our disclosure controls and procedures were not effective at the reasonable assurance level.
The Company has concluded that the deferred revenue classification error, as described in Note 2 to the Condensed Consolidated Financial Statements, was primarily the result of a failure in the design of the existing controls surrounding the review of non-U.S. non-routine contracts to ensure that such contracts are recorded in accordance with generally accepted accounting principles in the United States. The Company has concluded that this deficiency in internal controls constitutes a “material weakness,” as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2. As a result of the identified material weakness, the Company performed additional reviews and analysis to ensure its consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.
There were no significant changes in our internal controls over financial reporting during the quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As described above, the Company identified a material weakness in the Company’s internal control over financial reporting and, as described below, the Company will make changes to its internal control over financial reporting during the fourth quarter of 2005 that are intended to remediate such weakness, including the establishment of additional controls to improve the design of internal controls with respect to accounting for non-U.S. non-routine contracts.
Specifically, the proposed changes will include a more formal process to document and review the terms and conditions of all significant contracts, including non-U.S. non-routine contracts, to ensure that such contracts are recorded in accordance with accounting principles generally accepted in the United States. This process will be completed at the inception of the contract and monitored during the term of the contract to ensure all and any changes to the contract are accounted for appropriately.
Management believes that this change in the design of internal controls will strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will remediate the material weakness that the Company identified in its internal control over financial reporting as of June 30, 2005. We have discussed this material weakness and our remediation program with our Audit Committee.